06004811

AB 3/11/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: January 31, 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GMAC Commercial Holding Capital Markets Corp.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street, Suite 3700
(No. and Street)

Denver (City) **CO** (State) **80202** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Persinger **(303) 293-8500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1670 Broadway, Suite 1000 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 203

PROCESSED APR 11 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gene Persinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GMAC Commercial Holding Capital Markets Corp., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA BRANDENSTEIN
NOTARY PUBLIC
DENVER COUNTY
STATE OF COLORADO

My Commission Expires 4-11-2007

Angela Brandenstein
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1670 Broadway, Suite 1000
Denver CO 80202
Telephone (720) 931 7000
Facsimile (720) 931 7100

Report of Independent Auditors

To the Board of Directors and Shareholder of
GMAC Commercial Holding Capital Markets Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GMAC Commercial Holding Capital Markets Corp. (d/b/a Newman and Associates) at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2006

GMAC Commercial Holding Capital Markets Corp. (d/b/a Newman and Associates)

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS		
Cash and cash equivalents	$	42,666
Cash segregated under SEC regulations		1,859,004
Receivables:		
Affiliates		69,379,523
Brokers and dealers		2,281,398
Remarketing fees		1,473,742
Interest		358,731
Investment securities:		
US Government securities		19,927,501
Municipal bonds		7,062,820
Mortgage backed securities		13,225,087
Other		221,445
Prepaid expenses and other		622,597
Deferred underwriting fees		642,353
Deferred tax asset		379,722
Total Assets	$	117,476,589
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$	1,096,136
Accrued compensation		14,997,077
Unsettled trades payable		3,574,162
Income taxes payable, primarily to an affiliate		9,409,756
Total Liabilities		29,077,131
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY:		
Preferred stock, $1 par value; 150,000 shares authorized; 0 shares issued and outstanding		-
Common stock, $1 par value; 1,000,000 shares authorized; 301,500 shares issued and outstanding		301,500
Capital in excess of par value		15,701,719
Retained earnings		72,396,239
Total Shareholder's Equity		88,399,458
Total Liabilities and Shareholder's Equity	$	117,476,589

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND OPERATIONS

GMAC Commercial Holding Capital Markets Corp. (d/b/a Newman and Associates) (the "Company"), is a wholly-owned subsidiary of GMAC Commercial Holding Capital Corp. ("Capital Corp."). Capital Corp. is a wholly-owned subsidiary of GMAC Commercial Holding Corp ("GMACCH"), which is in turn an indirect subsidiary of General Motors Acceptance Corporation ("GMAC") which is a wholly-owned subsidiary of General Motors Corporation (''GM''). The Company is engaged in the underwriting or private placement and trading and selling of various securities including tax-exempt municipal, taxable debt, and equity securities. These securities are issued primarily for the financing of individual or pools of real estate projects and asset backed transactions for emerging growth and middle market corporate clients. The Company is registered with the Securities and Exchange Commission ("SEC") as a general securities broker/dealer and is a member of the National Association of Securities Dealers, Inc.

2. RISKS AND UNCERTAINTIES

The Company is subject to four primary business risks: (i) credit risk, (ii) interest rate and other market risks, (iii) liquidity risk, and (iv) operational risk. The Company is also exposed to other related business risks. Management of these risks affects both the level and stability of the Company's earnings.

The Company's primary exposure to credit risk arises from its direct and indirect relationships with borrowers, who may default and potentially cause the Company to incur a loss if it is unable to collect amounts due through loss mitigation strategies, and from institutional counterparties to the extent they do not fulfill their obligations to the Company under the terms of specific contracts or agreements.

The Company's primary exposure to interest rate and other market risks is associated with its portfolio of investment securities. Changes in the level of interest rates or changes in the yield curves, as well as basis risk resulting from changes in the interest rate spread between different financial instruments, could adversely affect the Company's portfolio market value and its net income.

Liquidity risk is the risk that the Company will be unable to fund its assets at appropriate maturities and rates. Liquidity risk is managed by preserving stable, reliable, and cost-effective funding sources to meet all near-term and projected long-term financial obligations. The Company's mix of funding sources include overnight and term borrowings from GMAC and its affiliates, repurchase agreements, credit lines with other financial institutions which may be guaranteed by GMAC, and other secured and unsecured capital markets facilities and programs. GMAC has direct access to domestic and international capital markets carrying commercial paper ratings of Not-Prime (Moody's) and B-3 (Standard & Poor's) and senior debt ratings of B+ (Fitch), B1 (Moody's), and B (Standard & Poor's) at December 31, 2005. Should GMAC's debt ratings deteriorate further or access to capital decline, there may be an adverse impact on the Company's financing cost and results of operations. The Company may then be required to rely more heavily on other funding sources, which could adversely impact the Company's financing costs and results of operations.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, facilities, human factors or external events. This definition includes operational risk events such as information technology and organizational structure issues, weaknesses in internal controls, human error, fraud, and external threats. Operational risk is mitigated through comprehensive, ongoing risk management practices and internal control procedures.

3. SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with credit exposure and interest rate and market spread volatility. Future changes in market trends and conditions may occur which could cause actual results to differ materially from the estimates used in preparing the accompanying financial statements.

Cash and cash equivalents - Cash and cash equivalents include all cash on hand, or deposits and investments, excluding cash segregated under SEC regulations. The Company considers all highly-liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Receivables – Accounts receivable from (payable to) brokers and dealers represents the contract value of unsettled securities transactions and joint account balances arising from participation in underwritings.

Unsettled trades receivables (payable to) represents the contract value of securities transactions that have not reached their contractual settlement date.

Substantially all of the clearing and depository operations for the Company are performed by clearing organizations pursuant to clearing agreements. The Company has indemnified these organizations for any losses as a result of a customer's nonperformance.

Periodically, the Company borrows amounts from clearing organizations for the purchase of securities. Interest accrues on the outstanding balance at a rate generally corresponding to the published broker call rate.

Securities transactions - Investment securities are carried at fair value, with unrealized holding gains and losses recorded currently as Trading profits, net, in the Statement of Income. The Company determines fair value by reference to published sources or discounting the expected future cash flows over the anticipated life of the securities using estimated market yields for similar instruments. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Purchases and sales with normal settlement periods are recorded based upon trade date. Gains or losses recognized on the sale of securities are determined using the specific identification method and included in Trading profits, net in the Statement of Income.

Revenue recognition - Investment banking fees include advisory fees, selling concessions, and management and underwriting fees and are recorded, net of related expenses, when the services are complete, the revenue is reasonably determinable and collection is reasonably assured. Remarketing fees and other advisory fees are recognized in income as earned. Other advisory fees relate to various advisory type programs not directly related to investment banking. The receivable for deferred underwriting represents fees earned on completed transactions that will be received by the Company over an extended period of time.

Financial instruments - The Company's financial instruments consist of cash and cash equivalents, fees and other receivables, securities owned, accounts payable and accrued liabilities. The carrying values of fees and other receivables, accounts payable and accrued liabilities approximate fair value. Securities owned are recorded at fair value.

Deferred income taxes – Income taxes are recorded in accordance with SFAS No. 109, "Accounting for Income Taxes" (''SFAS No. 109''). The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the

carrying amounts and tax basis of the Company's assets and liabilities. The Company's results of operations are included in the consolidated United States federal income tax return and applicable unitary and/or combined state income tax returns of GM. The Company provides for its taxes pursuant to a tax sharing arrangement with GM and periodically settles accounts that are currently receivable or payable.

4. CASH SEGREGATED UNDER SEC REGULATIONS

Cash of $1,859,004 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. The Company was required to have cash on deposit based upon the December 31, 2005 computation required under Rule 15c3-3 of $0.

5. SHORT TERM BORROWINGS

The Company has a short-term borrowing agreement with one clearing organization for short-term demand borrowings with a credit limit of $20.0 million. Borrowings under this agreement bear interest at the published broker call rate. When drawn, loans are collateralized by securities and assets deposited with or pledged to the clearing organization, including cash on deposit which is not restricted as to withdrawal. The Company had no borrowings under this agreement at December 31, 2005.

6. DEFERRED INCOME TAXES

Deferred taxes have been provided for all temporary differences using current federal income tax rates adjusted for the effects of state income taxes. At December 31, 2005, the deferred tax asset related primarily to compensation recorded for book purposes in advance of when tax deductions will be taken. A valuation allowance has not been established against the Company's deferred tax assets at December 31, 2005 because the Company has determined that it is more likely than not that all such tax assets will be realized in the future.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosure about Derivative Financial Instruments,* requires disclosure of the fair values of all assets and liabilities classified as financial instruments, off-balance sheet financial instruments and derivative financial instruments. Fair value is the amount that a financial instrument would be exchanged for in a current transaction between willing parties. The Company estimates fair value amounts through the use of available market information and appropriate valuation methodologies as discussed below.

Different assumptions or changes in future market conditions could significantly affect the estimates of fair value and therefore, the net realizable value of the Company's financial instruments could differ from the estimates presented below. Fair value information presented herein is based on information available as of December 31, 2005 and may differ significantly from amounts presented herein. In addition, the estimates presented below are indicative of individual financial instruments and should not be considered an indication of fair value of the Company as a whole.

The estimated fair value of the Company's assets and liabilities classified as financial instruments as of December 31, 2005, are the same as their carrying value. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value.

Cash and cash equivalents - The carrying amount approximates fair value because of the short term nature of the instrument.

Cash segregated under SEC regulations - The carrying amount approximates fair value because of the short term nature of the instrument.

Receivables - The carrying amount approximates fair value because of the short term nature of the receivables and advances.

Investment securities - The carrying value of investment securities is equal to their fair value. Fair value is determined based on published rates or dealer price quotations and through pricing models. Pricing models consider the time value of money and other economic factors that influence the value of such related financial instruments.

Accounts payable to customers - The carrying amount approximates fair value because of the short term nature of the payables.

Accounts payable and accrued liabilities and accrued compensation - The carrying amount approximates fair value because of the short term nature of the liabilities.

8. EMPLOYEE BENEFIT PLANS

The Company participates in a noncontributory defined benefit retirement plan established for all entities within GMAC Mortgage Group, Inc., the parent of GMACCH.

The Company participates in a defined contribution savings plan (the "Savings Plan") established for all entities within GMAC Mortgage Group, Inc. Generally, employees may contribute up to 99% of base compensation to the plan, with the Company matching up to 6% each year with certain limitations

9. OTHER RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies and has extensive relationships with members of the affiliated group. Because of these relationships, it is possible that the terms of these transactions may be different than those that would result among unrelated parties.

Receivable from affiliate represents money owed to the Company from GMAC Commercial Mortgage Corporation ("GMACCM"), a wholly-owned subsidiary of GMACCH. The Company has recorded an interest receivable related to the GMACCM borrowings at December 31, 2005 of approximately $277,000.

During the year ended December 31, 2005, the Company sold securities of $7.8 million to employees of GMACCH, the securities were sold at the Company's estimate of the securities fair market value.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into securities transactions as principal. The securities subject to such transactions create two kinds of risk. First, risk of loss arises in the event a security is not received from a seller of the security, and the market value has increased over the contract amount of the Company's obligation to deliver the security to its customer. Second, the Company is subject to risk of loss if a purchaser of securities does not pay for the securities, and the market value of such securities decreases below the contract amount.

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a securities broker/dealer, the Company is engaged in various securities trading and brokerage activities servicing domestic corporations, institutional investors and, occasionally, individual investors. The vast majority of the Company's transactions are executed with institutional investors, including mutual funds, other broker/dealers, commercial banks, insurance companies and other financial institutions and are generally collateralized by the security being traded or brokered. The Company's exposure to credit risk associated with the performance of these customers in fulfilling their contractual obligations, pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the counterparties' ability to satisfy their obligations to the Company. In connection with these activities, the Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

11. COMMITMENTS AND CONTINGENCIES

Leases - The Company is obligated under non-cancelable operating leases primarily for office facilities. The future minimum rental payments under each of the five years after December 31, 2005 are as follows:

Year Ending December 31:	
2006	$ 1,530,962
2007	1,324,467
2008	1,309,763
2009	1,295,571
2010	1,257,889
Thereafter	1,875,525
	$ 8,594,178

Remarketing agreements - The Company has agreed to serve as remarketing agent on 645 variable rate demand note issues. By its appointment as remarketing agent, the Company agrees to, among other things, sell on a best efforts basis any securities that may be tendered from time to time by the holders of the securities according to the bond documents. In all such cases, securities holders' rights to tender are supported by a liquidity facility such as a letter of credit or insurance company guaranty provided by the issuer of the security.

If the Company is unable to resell the securities, the Company with proper notification can require the letter of credit issuer or guarantor to purchase the securities. Total aggregate principal amount of securities outstanding under these agreements was approximately $8.0 billion as of December 31, 2005. The Company is paid a remarketing fee to serve in its capacity as remarketing agent.

Guarantees - The Company has entered into contracts in the normal course of business that include certain indemnifications within the scope of FIN 45 under which it could be required to make payments to third parties upon the occurrence or nonoccurrence of certain future events. The Company has not recorded a liability for the indemnities in the accompanying financial statements, either because the indemnification existed prior to January 1, 2005 and is therefore not subject to the measurement requirements of FIN 45, or because the Company has determined the indemnification to be de minimus based upon the current facts and circumstances that would trigger a payment under the indemnification clause.

Litigation - The Company may become a party to claims arising in the normal course of its business. No such claims have come to the attention of management or its legal counsel that would have a material adverse effect on the Company's financial position.

12. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity may not be withdrawn if resulting net capital would be less than 5% of aggregate debits. At December 31, 2005, the Company's aggregate debit items were $0; therefore, the Company's net capital requirement was $250,000. Net capital at December 31, 2005 was $11,629,869, resulting in net capital in excess of the requirement of $11,379,869. Net capital in excess of the 5% aggregate debit rule was $11,509,869 at December 31, 2005.